Exhibit 99.1

FCA Announces Senior Leadership Changes

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announces the following leadership changes, effective immediately.

Antonio Filosa is named Chief Operating Officer (COO) of the Latin America Region. Filosa, has 18 years of experience with FCA, and most recently as the Head of Argentina, as well as the Head of Alfa Romeo and Maserati brands for the Latin America region. Mr. Filosa has held a number of senior operating positions in Brazil and Argentina over the last 12 years including leading Purchasing for the region, and holding key leadership positions in Manufacturing operations in Brazil.

Mr. Filosa will join the Group Executive Council (GEC) of FCA which is chaired by the Chief Executive and is the highest operational body in FCA.

Stefan Ketter who has led the Latin America region until now, will return to Europe and continue serving on the GEC as the Chief Manufacturing Officer of FCA.

“Stefan has done an exceptional job leading the Latin America region including overseeing the industrialization of Jeep in Pernambuco and steering the commercial efforts that resulted in Jeep leading the SUV segment in Brazil last year. His rejuvenation and development of the team in Latin America have helped to achieve profitability in the region during challenging market conditions, and will have an enduring influence as we look to grow over the coming years. Antonio is a product of that team and represents a natural and seamless transition as we move forward”, added Sergio Marchionne, Chief Executive Officer of FCA.

London, 23 March 2018

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